

Wayne Van Damme, PMP, GBP™ · 3rd

Chief Learning Officer at LearnDay

British Columbia, Canada · Contact info

338 connections

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LearnDay

Experience

Chief Learning Officer
LearnDay
Sep 2020 – Present · 10 mos
New York City Metropolitan Area

Our goal is to educate and empower people, wherever they may live, certify their qualifications through recognized institutions and regulated bodies across the world

We're changing the model from Higher Education to Hire Education, to make people job ready, to re-skill or to up-skill, quicker and continuously, based on the needs of employers world-wide.

Founder and President
Foundational Technologies Institute
Jan 2019 – Present · 2 yrs 6 mos
Vancouver, British Columbia, Canada

Founder and President
BlocksEDU Learning Corp
Jul 2017 – Present · 4 yrs
Vancouver, Canada Area

BlocksEDU is a provider of quality courseware for Universities, Colleges and Education Providers with clients world-wide.

Instructor
Okanagan College
Dec 2014 – Dec 2018 · 4 yrs 1 mo
Kelowna, British Columbia, Canada

Consultant - Information Management and Project Management
Vineyard View Enterprises Inc.
2007 – Jan 2017 · 10 yrs

Project Management, Project Coaching, Business Process Mapping, Planning, Education

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Education

Project Management Institute
PMP, Project Management Professional
2005

Licenses & certifications

Global Blockchain Professional (GBP™)
Foundational Technologies Institute (FTI)
Issued May 2018 · No Expiration Date

Global Blockchain Professional (GBP™)
Foundational Technologies Institute
Issued Mar 2021 · Expires Mar 2023
Credential ID 31994823

See credential

Accomplishments

3 Courses

Business Case Development • Conflict Management • Risk Management

Interests

BitcoinSV/Metanet Professionals
162 members

FutureThinkers.org
438 followers

Company X Venture International, Ltd. (CI
21 followers

Blockchain (Enterprise) & IT/Cyber Enterp
10,160 members

Accelerate Okanagan
4,381 followers

Navdeep Bains
Minister of Innovation, Science and Industry at Go
141,859 followers

See all